SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For January 10, 2013
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ/MF): 43.776.517/0001-80

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“SABESP” or “Company”), pursuant to Instruction 358 issued by the Brazilian Securities and Exchange Commission (CVM) on January 3, 2002, as amended, hereby informs its shareholders and the market in general that, at a meeting held on January 10, 2013, its Board of Directors approved (i) the change in the number of shares backing the Company’s American Depositary Receipts (”ADRs”), traded on the New York Stock Exchange (“NYSE”), from the current two (2) common shares for each ADR to one (1) common share for each ADR in order to increase these papers’ liquidity, and (ii)  the proposed split of common shares issued by SABESP, in a proportion to be defined by its management, which will then be submitted for evaluation by the shareholders of SABESP through an extraordinary shareholders’ meeting and will result, upon approval, in the change of Article 3 of the SABESP Bylaws, given that the number of shares representing the Company’s capital stock will be altered based on the proportion to be defined.

Regarding the change in the backing of ADRs mentioned above, the Company announces that today it has sent a communication to the Bank of New York Mellon, the depositary institution of the Company's ADRs in the United States ("Depositary Institution"), informing them of said change. As a result, the Depositary Institution will issue new ADRs and distribute them to the ADR holders in accordance with a timetable that will be timely disclosed to the market.

São Paulo, January 10, 2013.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: January 10, 2013

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.